UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

SUNRISE TELECOM INC (Name of Issuer)
Common Stock (Title of Class of Securities)
86769Y105 (CUSIP Number)
February 25, 2008 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 86769Y105

1.	Names of Reporting Persons. Aaron Braun I.R.S. Identification Nos. of above persons (entities only). N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,422,700

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,422,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,422,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person IN
2

SCHEDULE 13G
CUSIP No. 86769Y105

1.	Names of Reporting Persons. WC Capital Management, LLC I.R.S. Identification Nos. of above persons (entities only). 94-3312859

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,422,700

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,422,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,422,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person OO
3

Item 1.
(a)	Name of Issuer SUNRISE TELECOM INC
(b)	Address of Issuer's Principal Executive Offices 302 Enzo Drive, San Jose, California 95138

Item 2.
(a)	Name of Person Filing Aaron Braun, WC Capital Management, LLC
(b)	Address of Principal Business Office or, if none, Residence 300 Drakes Landing Boulevard, Suite 230, Greenbrae, CA 94904
(c)	Citizenship For citizenship of Filers, see Item 4 of the cover sheet for each Filer.
(d)	Title of Class of Securities This statement relates to shares of common stock of the Issuer (the "Stock").
(e)	CUSIP Number The CUSIP number of the Issuer is: 86769Y105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 3,422,700
(b)	Percent of class: 6.7%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 3,422,700
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 3,422,700

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Filer is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than five percent of the outstanding Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Item 2(a) of this Schedule.

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certifications

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 29, 2008
WC CAPITAL MANAGEMENT, LLC

By:	/s/ Aaron Braun Aaron Braun
Title:	Manager

Aaron Braun

By:	/s/ Aaron Braun Aaron Braun

4